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                               KERAVISION, INC.
                              48630 Milmont Drive
                          Fremont, California  94538

                                                                December 6, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

     Re:  KeraVision, Inc.
          Registration Statement on Form S-2
          File No. 333-47978

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, KeraVision, Inc. (the "Company") hereby withdraws its Registration Statement on Form S-2 (File No. 333-47978) that was originally filed with the Securities and Exchange Commission on October 13, 2000 (the "Registration Statement"). The Company is withdrawing the Registration Statement because, due to market conditions, it does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement at this time. No shares of common stock of the Company have been issued or sold under the Registration Statement.

                                 Sincerely,

                                 KeraVision, Inc.

                                 By:  /s/ Mark Fischer-Colbrie
                                      ------------------------------------------
                                      Mark Fischer-Colbrie
                                      Vice President, Finance and Administration